UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2017

Commission File No. 0-53646

Novicius Corp.,

(formerly: Intelligent Content Enterprises Inc.)

(Translation of Registrant’s name into English) 1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐        No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐       No ☒

TABLE OF CONTENTS

1.     Novicius Corp., News Release issued on October 2, 2017 as filed on Sedar on October 4, 2017.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

October 4, 2017	NOVICIUS CORP.

By: /s/ James Cassina
Name: James Cassina Title: Chief Financial Officer

ITEM 1

FOR IMMEDIATE RELEASE

NOVICIUS UPDATES CONDITIONAL LETTER OF INTENT WITH GROWN ROGUE

FOR A BUSINESS COMBINATION

TORONTO, ON / ACCESSWIRE / October 2, 2017 / NOVICIUS CORP. (formerly: Intelligent Content Enterprises Inc. (OTCQB: NVSIF, CSE: NVS) ("Novicius" or the "Company"), is pleased to provide an update to the Company’s previously announced letter of intent (the “Letter of Intent”) with Grown Rogue Unlimited, LLC, an Oregon limited liability company (“Grown Rogue”) according to which it is contemplated that the Company will combine its business operations with Grown Rogue (the “Transaction”) resulting in a reverse take-over of the Company by Grown Rogue and the listing for trading of the shares of the resulting issuer (the “Resulting Issuer”) on the Canadian Securities Exchange.

Other than standard provisions for matters such as confidentiality the Letter of Intent is non-binding. The parties intend to enter into a binding Definitive Agreement which will replace and supersede the Letter of Intent (the “Definitive Agreement”), subject to, among other things, the successful negotiation of the Definitive Agreement between the parties and the satisfactory completion of due diligence investigations of each of the Company and Grown Rogue. Additional conditions precedent to the closing of the Transaction include but are not limited to: (a) obtaining conditional approval to continue the listing of the Company shares on the Canadian Securities Exchange giving effect to the Transaction, (b) evidence satisfying both the Company and Grown Rogue of the availability to complete a brokered private placement (the “Private Placement”) of securities (the “Offered Securities”) at a minimum price per Offered Security of $0.50 and raising minimum gross proceeds of $7,500,000 or such other amount as the Company and Grown Rogue may agree, (c) a reorganization of the capitalization of the Company to the satisfaction of Grown Rogue, and (d) receipt of all applicable regulatory approvals.

About Grown Rogue

Grown Rogue is a fully licensed, adult-use, seed to sale, cannabis company. Grown Rogue operates approximately 100,000 square feet of cultivation facilities with an emphasis on product quality from the original genetic selection to the final consumer products. Our team has over 50 years of combined cannabis expertise with significant operational history through the asset purchase of a former medical marijuana operator who provided quality medicine to Oregon patients for 10 years. Grown Rogues’s goal is to bring a professional and sustainable business model to the industry coupling the historical track record of cannabis success with extensive private sector experience in natural resources, technology, finance, and marketing. To learn more, please visit us at www.grownrogue.com.

Transaction

The Transaction as currently contemplated will result in Grown Rogue becoming a wholly-owned subsidiary of the Company or otherwise combining its corporate existence with a wholly-owned subsidiary of the Company. No representation is given that the Transaction will close however if closed as contemplated it is expected that: (a) the current holders of the Company securities will own, and have the right to acquire upon exercise of warrants and options, common shares representing 3.6% of fully diluted common shares of the Resulting Issuer; (b) 55,500,000 post consolidated common shares of the Company (“Nov Shares”), or as adjusted such that the owners of Grown Rogue will own at least 75.9% of the Resulting Issuer on the closing of the Transaction, will be issued to the owners of Grown Rogue in exchange for all of the issued and outstanding equity membership interests of Grown Rogue based on a valuation acceptable to the parties of at least $27,750,000 and Nov Shares being issued at $0.50 per share and (c) purchasers of Offered Securities issued in the Private Placement will own 20.5% of fully diluted common shares of the Resulting Issuer.

Prior to the closing of the Private Placement and the Transaction, if at all, it is intended that the Company will complete a consolidation (the “Consolidation”) of its common shares on the basis of two (2) preconsolidated common shares for one (1) post-consolidated common share.

It is intended that the board of directors of the Resulting Issuer immediately following the closing of the Transaction shall consist of five (5) directors and who shall include Obie Strickler. In addition, Obie Strickler will act as the Chief Executive Officer of the Resulting Issuer.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ritwik Uban

President

Novicius Corp.

Email: NVSCorpIR@gmail.com

About Novicius Corp.

Novicius Corp is an emergent Media and Internet company that focuses on the experience of the website user. The Company’s strategy is to drive revenue through technologies and services that deliver Content, Social and Digital Media, eCommerce and Advertising.

Certain information regarding the Company in this news release may constitute forward-looking statements or future oriented financial information under applicable securities laws. The forward-looking information includes, without limitation, successful completion of the proposed transaction, projections or estimates made by us and our management in connection with our business operations. Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management’s analysis of historical trends, experience, current conditions and expected future developments pertaining to the Company and the industry in which it operates as well as certain assumptions as specifically outlined in the release above. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking information contained in this press release. Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties. Readers are cautioned that the foregoing list of risk factors is not exhaustive. Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is released and the Company disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities law.

Safe Harbor Statement

This press release may contain forward-looking information within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including all statements that are not statements of historical fact regarding the intent, belief or current expectations of the company, its directors or its officers with respect to, among other things: (i) the company’s financing plans; (ii) trends affecting the company’s financial condition or results of operations; (iii) the company’s growth strategy and operating strategy; and (iv) the declaration and payment of dividends. The words “may,” “would,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “intend” and similar expressions and variations thereof are intended to identify forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date hereof. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the company’s ability to control, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the risk disclosed in the Company’s Form 20-F and 6-K filings with the Securities and Exchange Commission.

1 King Street West, Suite 1505, Toronto, ON, Canada Telephone: 416 364 4039, Facsimile: 416 364-8244